APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

My Unique Sweets, LLC
Income Statement - unaudited
For the periods ended December 2020

	Current Period	Prior Period
	1/2019 to 12/2019	**1/2020 to 12/2020**
REVENUES		
Sales	29, 180	$ 176,394.00
Other Revenue	-	-
TOTAL REVENUES	**-**	**176,394.00**
COST OF GOODS SOLD		
Cost of Sales	10,000.00	60,000.00
Supplies	8,000.00	18,600.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	18,000.00	78,600.00
GROSS PROFIT (LOSS)	(18,000.00)	97,794.00
OPERATING EXPENSES		
Advertising and Promotion	1,140.00	1,140.00
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	1,200.00	1,200.00
Depreciation	-	-
Dues and Subscriptions	1,140.00	2,000.00
Insurance	-	1,200.00
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	13,200.00	13,200.00
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	2,400.00	2,400.00
Website Development	-	-
TOTAL OPERATING EXPENSES	19,080.00	21,140.00

OPERATING PROFIT (LOSS)	(37,080.00)	76,654.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (37,080.00)	$ 76,654.00

My Unique Sweets, LLC.
Balance Sheet - unaudited
For the period ended December 2020

	Current Period to December 2020	Prior Period to December 2019
ASSETS		
Current Assets:		
Cash	$ 8,000.00	$ 3,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	3,500.00	2,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	11,500.00	5,000.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	3,000.00	3,000.00
Computer Equipment	2,000.00	2,000.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	5,000.00	5,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 16,500.00	$ 10,000.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		16,500.00	10,000.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		16,500.00	10,000.00
TOTAL LIABILITIES & EQUITY	$	**16,500.00**	$ **10,000.00**
Balance Sheet Check		-	-

My Unique Sweets LLC
Statement of Cash Flow - unaudited
For the period ended December 2020

	Current Period	Prior Period
	Jan 2020 to Dec 2020	Jan 2019 to Dec 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	76,654	7,900
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	76,654	7,900
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	5,000	5,000
Net Cash Flows From Investing Activities	5,000	5,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	81,654	12,900
CASH - BEGINNING	12,900	-
CASH - ENDING	94,554	12,900

I, Monique Saunders, certify that:

1. The financial statements of My Unique Sweets included in this Form are true and complete in all material respects; and
2. The tax return information of My Unique Sweets has not been included in this Form as My Unique Sweets was formed on 08/27/2021 and has not filed a tax return to date.

Signature _____

Name: Monique Saunders

Title: Owner